FOR IMMEDIATE RELEASE

Leading Cloud Player Selects Silicom’s FPGA-Based
Smart NICs For Potentially Massive Network-Wide Implementation

Limited Deployment Already Generating Nearly $1M in Orders;
 If Successful, Full Deployment Potential May Reach $10M+/Year

KFAR SAVA, Israel — March 26, 2019, - Silicom Ltd. (NASDAQ: SILC) today announced that it has been selected by a leading cloud player to supply an FPGA-based smart NIC that is planned to become a part of the customer’s virtualized Cloud.

The client selected the product due to its advanced features set, including its ability to easily and flawlessly interface with the customer’s virtual network, an important competitive advantage of our FPGA-based Smart NIC. It then initiated a long evaluation process during which Silicom’s engineers helped the customer integrate its own IP into the FPGA, tested and verified the solution. Now, the client has moved towards a limited deployment designed to test the card’s suitability for a massive network-wide deployment.

Silicom has already received nearly $1 million in orders for the limited deployment planned for 2019. Network-wide deployment, assuming it materializes, will generate significant, multi-million orders per year during the next few years, which may, in a best-case scenario, exceed $10 million/year.

“We are very excited to have been selected by this important Cloud player, another confirmation of the superiority of our technology and the soundness of our FPGA strategy,” commented Shaike Orbach, Silicom’s President and CEO. “The customer was initially attracted by the unique combination of features that we offer, including an ultra-small footprint-to-throughput ratio together with a ‘hand-in-glove’ suitability for virtual environments that facilitates simple integration of the card with the customer’s software and virtual environment.

“Equally important are the very close relationships that have developed between the client’s engineers and our staff, which we believe will open up the potential for additional wins. For example, we are already discussing another use-case for FPGA cards that could develop into more multi-million dollar, multi-year orders, and we expect new opportunities to emerge from this customer over time.”

Mr. Orbach concluded, “Beyond this specific customer, given the continued strong FPGA interest that we are receiving from additional Cloud, Service Provider and other players throughout the world, we are more confident than ever about the power of FPGA-based products to become one of our major revenue drivers.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com